Scotiabank
GLOBAL BANKING AND MARKETS

04/16/2024

Memo: SBSE-A Amendment

This memo is to inform the Securities and Exchange Commission staff that the Bank of Nova Scotia ("BNS") has filed an amended Form SBSE-A to update the list of Principals, specifically to reflect the following changes:

- The removal of Jason Paul Lawrence as a Principal of the Bank – Paul Scurfield (NFA ID#0533165, who is currently a listed Principal) will replace Jason as the Senior Officer of the BNS SBSD.
- The removal of Loretta Marcoccia as a Principal.
- Addition of Sarah Patel as a Principal.